UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2008

Commission File Number: 001-33768

CNINSURE INC.
21/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CNINSURE INC.
Form 6-K

Page

Signature	3

Exhibit 99.1 - Press Release
Exhibit 99.2 - Amendments to the Articles of Association adopted by the shareholders on December 18, 2008
Exhibit 99.3 - 2007 Share Incentive Plan (as amended and restated effective December 18, 2008)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNinsure Inc.
By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Chief Executive Officer

Date: December 22, 2008

EXHIBIT INDEX

Exhibit 99.1 —	Press Release

Exhibit 99.2 —	Amendments to the Articles of Association adopted by the shareholders on December 18, 2008

Exhibit 99.3 —	2007 Share Incentive Plan (as amended and restated effective December 18, 2008)

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